\VIA EDGAR

October 30, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Office of Healthcare and Insurance

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	USANA Health Sciences, Inc.
Form 10-K for the fiscal year ended January 3, 2015
File No. 001-35024

Dear Mr. Rosenberg:

Pursuant to my telephone discussion today with Mr. Rolf Sundwall of the Securities & Exchange Commission (the “Commission”), this letter is notice that USANA Health Sciences, Inc. will submit its response to the above referenced letter to the Commission no later than Friday, November 13, 2015.  Thank you.

Sincerely,

USANA Health Sciences, Inc.

/s/ Josh Foukas

Josh Foukas
Vice President of Legal
and Investor Relations

USANA Health Sciences, Inc. 3838 West Parkway Blvd., Salt Lake City, Utah 84120-6336

USANA.com